Exhibit 99.1

Li Auto Inc. Announces Unaudited Third Quarter 2025 Financial Results

Quarterly total revenues reached RMB27.4 billion (US$3.8 billion)1

Quarterly deliveries reached 93,211 vehicles

BEIJING, China, November 26, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2025.

Operating Highlights for the Third Quarter of 2025

•	Total deliveries for the third quarter of 2025 were 93,211 vehicles, representing a 39.0% year-over-year decrease.

	2025 Q3	2025 Q2	2025 Q1	2024 Q4
Deliveries	93,211	111,074	92,864	158,696

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Deliveries	152,831	108,581	80,400	131,805

•	As of September 30, 2025, in China, the Company had 542 retail stores in 157 cities, 546 servicing centers and Li Auto-authorized body and paint shops operating in 225 cities, and 3,420 super charging stations in operation equipped with 18,897 charging stalls.

Financial Highlights for the Third Quarter of 2025

•	Vehicle sales were RMB25.9 billion (US$3.6 billion) in the third quarter of 2025, representing a decrease of 37.4% from RMB41.3 billion in the third quarter of 2024 and a decrease of 10.4% from RMB28.9 billion in the second quarter of 2025.

•	Vehicle margin[2] was 15.5% in the third quarter of 2025, compared with 20.9% in the third quarter of 2024 and 19.4% in the second quarter of 2025. Excluding the impact of estimated costs related to the recall of Li MEGA, vehicle margin would have been 19.8% in the third quarter of 2025.

•	Total revenues were RMB27.4 billion (US$3.8 billion) in the third quarter of 2025, representing a decrease of 36.2% from RMB42.9 billion in the third quarter of 2024 and a decrease of 9.5% from RMB30.2 billion in the second quarter of 2025.

•	Gross profit was RMB4.5 billion (US$627.8 million) in the third quarter of 2025, representing a decrease of 51.6% from RMB9.2 billion in the third quarter of 2024 and a decrease of 26.3% from RMB6.1 billion in the second quarter of 2025.

•	Gross margin was 16.3% in the third quarter of 2025, compared with 21.5% in the third quarter of 2024 and 20.1% in the second quarter of 2025. Excluding the impact of estimated costs related to the recall of Li MEGA, gross margin would have been 20.4% in the third quarter of 2025.

•	Operating expenses were RMB5.6 billion (US$793.1 million) in the third quarter of 2025, representing a decrease of 2.5% from RMB5.8 billion in the third quarter of 2024 and an increase of 7.8% from RMB5.2 billion in the second quarter of 2025.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB1.2 billion (US$165.4 million) in the third quarter of 2025, compared with RMB3.4 billion income from operations in the third quarter of 2024 and RMB827.0 million income from operations in the second quarter of 2025.

•	Operating margin was negative 4.3% in the third quarter of 2025, compared with 8.0% in the third quarter of 2024 and 2.7% in the second quarter of 2025.

•	Net loss was RMB624.4 million (US$87.7 million) in the third quarter of 2025, compared with net income of RMB2.8 billion in the third quarter of 2024 and RMB1.1 billion in the second quarter of 2025. Non-GAAP net loss[3] was RMB359.7 million (US$50.5 million) in the third quarter of 2025, compared with non-GAAP net income of RMB3.9 billion in the third quarter of 2024 and RMB1.5 billion in the second quarter of 2025.

•	Diluted net loss per ADS[4] attributable to ordinary shareholders was RMB0.62 (US$0.09) in the third quarter of 2025, compared with diluted net earnings per ADS attributable to ordinary shareholders of RMB2.66 in the third quarter of 2024 and RMB1.03 in the second quarter of 2025. Non-GAAP diluted net loss per ADS attributable to ordinary shareholders was RMB0.36 (US$0.05) in the third quarter of 2025, compared with non-GAAP diluted net earnings per ADS attributable to ordinary shareholders of RMB3.63 in the third quarter of 2024 and RMB1.37 in the second quarter of 2025.

•	Net cash used in operating activities was RMB7.4 billion (US$1.0 billion) in the third quarter of 2025, compared with RMB11.0 billion net cash provided by operating activities in the third quarter of 2024 and RMB3.0 billion net cash used in operating activities in the second quarter of 2025.

•	Free cash flow[5] was negative RMB8.9 billion (US$1.3 billion) in the third quarter of 2025, compared with RMB9.1 billion in the third quarter of 2024 and negative RMB3.8 billion in the second quarter of 2025.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	September 30, 2024	June 30, 2025	September 30, 2025	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	41,323.8	28,885.1	25,867.1	(37.4)%		(10.4)%
Vehicle margin	20.9%	19.4%	15.5%	(5.4	)pts	(3.9	)pts

Total revenues	42,874.2	30,245.6	27,364.7	(36.2)%		(9.5)%
Gross profit	9,224.7	6,067.0	4,469.0	(51.6)%		(26.3)%
Gross margin	21.5%	20.1%	16.3%	(5.2	)pts	(3.8	)pts

Operating expenses	(5,792.0)	(5,240.0)	(5,646.2)	(2.5)%		7.8%
Income/(Loss) from operations	3,432.7	827.0	(1,177.2)	N/A		N/A
Operating margin	8.0%	2.7%	(4.3)%	(12.3	)pts	(7.0	)pts

Net income/(loss)	2,820.5	1,096.9	(624.4)	N/A		N/A
Non-GAAP net income/(loss)	3,851.0	1,468.2	(359.7)	N/A		N/A

Diluted net earnings/(loss) per ADS attributable to ordinary shareholders	2.66	1.03	(0.62)	N/A		N/A
Non-GAAP diluted net earnings/(loss) per ADS attributable to ordinary shareholders	3.63	1.37	(0.36)	N/A		N/A

Net cash provided by/(used in) operating activities	11,024.6	(3,036.2)	(7,395.6)	N/A		143.6%
Free cash flow (non-GAAP)	9,051.8	(3,841.8)	(8,912.2)	N/A		132.0%

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In October 2025, the Company delivered 31,767 vehicles. As of October 31, 2025, in China, the Company had 551 retail stores in 157 cities, 554 servicing centers and Li Auto-authorized body and paint shops operating in 225 cities, and 3,508 super charging stations in operation equipped with 19,417 charging stalls.

Li i6

•	In September 2025, the Company launched Li i6, a pioneering five-seat battery electric SUV. Li i6 features a groundbreaking shark-inspired, low-drag design and native, high-voltage BEV architecture with 5C batteries, enabling it to maximize energy efficiency and achieve a CLTC driving range of 720 kilometers. The vehicle comes standard with the Company’s proprietary VLA Driver large model and Li Xiang Tong Xue Agent, delivering an industry-leading smart user experience. Li i6’s spacious interior and premium configurations offer exceptional comfort beyond its class, while its flagship chassis and low center of gravity ensure superior handling dynamism. Li i6 in standard configuration is priced at RMB249,800, with deliveries having started on September 27, 2025.

Overseas Authorized Retail Store

•	In October 2025, the Company officially opened its first overseas authorized retail store in Tashkent, Uzbekistan, which mainly sells extended-range electric vehicles, including the Li L9, Li L7, and Li L6, to the local market. This entry into Central Asia marks a key milestone in the Company’s execution of its global expansion strategy.

Health Assessment Results

•	In November 2025, Li i8 achieved the highest overall score of the year in the China-Automobile Health Index (C-AHI) assessment conducted by China Automotive Engineering Research Institute Co., Ltd. Li i8 also received the highest ratings across all three categories assessed: the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Our BEV portfolio gained strong momentum during the third quarter, demonstrating our top-tier product-definition capabilities and solid product strength. Orders for Li i8 and Li i6 have exceeded 100,000 in aggregate. On the AI front, our VLA Driver large model, empowered by world model and reinforcement learning, has achieved industry-leading user adoption with monthly usage rate reaching 91% in October. With our user-centric product philosophy and robust R&D capabilities, we are confident in achieving our long-term vision and strategic objectives.”

Mr. Tie Li, chief financial officer of Li Auto, added, “While navigating intensifying market competition, we faced headwinds in the third quarter from supply chain bottlenecks and costs related to the recall of Li MEGA. We have been proactively working with our supply chain partners to fulfill the demand of our users for Li i8 and Li i6. Excluding estimated Li MEGA recall costs, our gross margin came in at 20.4%, demonstrating our continued operational resilience. Looking ahead, we will maintain our commitment to product and technology innovation, delivering exceptional user experiences while driving sustainable growth.”

Financial Results for the Third Quarter of 2025

Revenues

•	Total revenues were RMB27.4 billion (US$3.8 billion) in the third quarter of 2025, representing a decrease of 36.2% from RMB42.9 billion in the third quarter of 2024 and a decrease of 9.5% from RMB30.2 billion in the second quarter of 2025.

•	Vehicle sales were RMB25.9 billion (US$3.6 billion) in the third quarter of 2025, representing a decrease of 37.4% from RMB41.3 billion in the third quarter of 2024 and a decrease of 10.4% from RMB28.9 billion in the second quarter of 2025. The decrease in revenue from vehicle sales over the third quarter of 2024 was primarily attributable to the decrease in vehicle deliveries. The decrease in revenue from vehicle sales over the second quarter of 2025 was primarily attributable to the decrease in vehicle deliveries, partially offset by higher average selling price due to different product mix.

•	Other sales and services were RMB1.5 billion (US$210.4 million) in the third quarter of 2025, representing a decrease of 3.4% from RMB1.6 billion in the third quarter of 2024 and an increase of 10.1% from RMB1.4 billion in the second quarter of 2025. The revenue from other sales and services remained relatively stable over the third quarter of 2024 and the second quarter of 2025.

Cost of Sales and Gross Margin

•	Cost of sales was RMB22.9 billion (US$3.2 billion) in the third quarter of 2025, representing a decrease of 32.0% from RMB33.6 billion in the third quarter of 2024 and a decrease of 5.3% from RMB24.2 billion in the second quarter of 2025. The decrease in cost of sales over the third quarter of 2024 was primarily attributable to the decrease in vehicle deliveries. The decrease in cost of sales over the second quarter of 2025 was primarily attributable to the decrease in vehicle deliveries, partially offset by higher average cost of sales due to different product mix and the estimated costs related to the recall of Li MEGA in the third quarter of 2025.

•	Gross profit was RMB4.5 billion (US$627.8 million) in the third quarter of 2025, representing a decrease of 51.6% from RMB9.2 billion in the third quarter of 2024 and a decrease of 26.3% from RMB6.1 billion in the second quarter of 2025.

•	Vehicle margin was 15.5% in the third quarter of 2025, compared with 20.9% in the third quarter of 2024 and 19.4% in the second quarter of 2025. The decrease in vehicle margin over the third quarter of 2024 was mainly attributable to the estimated costs related to the recall of Li MEGA in the third quarter of 2025 and higher manufacturing cost per unit as a result of decreased production volume. The decrease in vehicle margin over the second quarter of 2025 was mainly attributable to the estimated costs related to the recall of Li MEGA in the third quarter of 2025. Excluding the impact of estimated costs related to the recall of Li MEGA, vehicle margin would have been 19.8% in the third quarter of 2025.

•	Gross margin was 16.3% in the third quarter of 2025, compared with 21.5% in the third quarter of 2024 and 20.1% in the second quarter of 2025. The decrease in gross margin over the third quarter of 2024 and second quarter of 2025 was mainly due to the decrease in vehicle margin. Excluding the impact of estimated costs related to the recall of Li MEGA, gross margin would have been 20.4% in the third quarter of 2025.

Operating Expenses

•	Operating expenses were RMB5.6 billion (US$793.1 million) in the third quarter of 2025, representing a decrease of 2.5% from RMB5.8 billion in the third quarter of 2024 and an increase of 7.8% from RMB5.2 billion in the second quarter of 2025.

•	Research and development expenses were RMB3.0 billion (US$417.8 million) in the third quarter of 2025, representing an increase of 15.0% from RMB2.6 billion in the third quarter of 2024 and an increase of 5.8% from RMB2.8 billion in the second quarter of 2025. The increase in research and development expenses over the third quarter of 2024 was mainly attributable to impact of pace of new vehicle programs and increased expenses to support our expanding product portfolios and technologies, and expenditures in connection with product configuration adjustment. The increase in research and development expenses over the second quarter of 2025 was mainly attributable to expenditures in connection with product configuration adjustment.

•	Selling, general and administrative expenses were RMB2.8 billion (US$389.0 million) in the third quarter of 2025, representing a decrease of 17.6% from RMB3.4 billion in the third quarter of 2024 and an increase of 1.9% from RMB2.7 billion in the second quarter of 2025. The decrease in selling, general and administrative expenses over the third quarter of 2024 was primarily associated with the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in the third quarter of 2024. The selling, general and administrative expenses remained relatively stable over the second quarter of 2025.

Income/(Loss) from Operations

•	Loss from operations was RMB1.2 billion (US$165.4 million) in the third quarter of 2025, compared with RMB3.4 billion income from operations in the third quarter of 2024 and RMB827.0 million income from operations in the second quarter of 2025. Operating margin was negative 4.3% in the third quarter of 2025, compared with 8.0% in the third quarter of 2024 and 2.7% in the second quarter of 2025. Non-GAAP loss from operations was RMB912.5 million (US$128.2 million) in the third quarter of 2025, compared with RMB4.5 billion non-GAAP income from operations in the third quarter of 2024 and RMB1.2 billion non-GAAP income from operations in the second quarter of 2025.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net loss was RMB624.4 million (US$87.7 million) in the third quarter of 2025, compared with RMB2.8 billion net income in the third quarter of 2024 and RMB1.1 billion net income in the second quarter of 2025. Non-GAAP net loss was RMB359.7 million (US$50.5 million) in the third quarter of 2025, compared with RMB3.9 billion non-GAAP net income in the third quarter of 2024 and RMB1.5 billion non-GAAP net income in the second quarter of 2025.

•	Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB0.62 (US$0.09) in the third quarter of 2025, compared with RMB2.82 and RMB2.66 basic and diluted net earnings per ADS attributable to ordinary shareholders in the third quarter of 2024, respectively, and RMB1.09 and RMB1.03 basic and diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2025, respectively. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB0.36 (US$0.05) in the third quarter of 2025, compared with RMB3.85 and RMB3.63 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the third quarter of 2024, respectively, and RMB1.46 and RMB1.37 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2025, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB98.9 billion (US$13.9 billion) as of September 30, 2025.

•	Net cash used in operating activities was RMB7.4 billion (US$1.0 billion) in the third quarter of 2025, compared with RMB11.0 billion net cash provided by operating activities in the third quarter of 2024 and RMB3.0 billion net cash used in operating activities in the second quarter of 2025. The change in net cash used in operating activities over the third quarter of 2024 and second quarter of 2025 was mainly due to decrease in cash received from customers and increased payment related to inventory purchase.

•	Free cash flow was negative RMB8.9 billion (US$1.3 billion) in the third quarter of 2025, compared with RMB9.1 billion in the third quarter of 2024 and negative RMB3.8 billion in the second quarter of 2025.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the fourth quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 100,000 and 110,000 vehicles, representing a year-over-year decrease of 37.0% to 30.7%.

•	Total revenues to be between RMB26.5 billion (US$3.7 billion) and RMB29.2 billion (US$4.1 billion), representing a year-over-year decrease of 40.1% to 34.2%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 7:00 a.m. U.S. Eastern Time on Wednesday, November 26, 2025 (8:00 p.m. Beijing/Hong Kong Time on November 26, 2025) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10051194-g5x3ws.html

A replay of the conference call will be accessible through December 3, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10051194

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	41,323,833	28,885,133	25,867,091	3,633,529
Other sales and services	1,550,385	1,360,480	1,497,571	210,363
Total revenues	42,874,218	30,245,613	27,364,662	3,843,892
Cost of sales:
Vehicle sales	(32,671,723)	(23,273,292)	(21,846,962)	(3,068,825)
Other sales and services	(977,822)	(905,352)	(1,048,699)	(147,310)
Total cost of sales	(33,649,545)	(24,178,644)	(22,895,661)	(3,216,135)
Gross profit	9,224,673	6,066,969	4,469,001	627,757
Operating expenses:
Research and development	(2,586,534)	(2,810,170)	(2,974,338)	(417,803)
Selling, general and administrative	(3,359,640)	(2,717,761)	(2,769,019)	(388,962)
Other operating income, net	154,174	287,980	97,155	13,647
Total operating expenses	(5,792,000)	(5,239,951)	(5,646,202)	(793,118)
Income/(Loss) from operations	3,432,673	827,018	(1,177,201)	(165,361)
Other (expense)/income:
Interest expense	(54,167)	(49,776)	(32,663)	(4,588)
Interest income and investment income, net	(21,979)	496,454	475,435	66,784
Others, net	43,752	15,288	(4,501)	(632)
Income/(Loss) before income tax	3,400,279	1,288,984	(738,930)	(103,797)
Income tax (expense)/benefit	(579,789)	(192,048)	114,534	16,088
Net income/(loss)	2,820,490	1,096,936	(624,396)	(87,709)
Less: Net income attributable to noncontrolling interests	6,228	4,365	580	81
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	2,814,262	1,092,571	(624,976)	(87,790)

Net income/(loss)	2,820,490	1,096,936	(624,396)	(87,709)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	(136,283)	(173,612)	(71,876)	(10,096)
Total other comprehensive loss, net of tax	(136,283)	(173,612)	(71,876)	(10,096)
Total comprehensive income/(loss)	2,684,207	923,324	(696,272)	(97,805)
Less: Net income attributable to noncontrolling interests	6,228	4,365	580	81
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	2,677,979	918,959	(696,852)	(97,886)
Weighted average number of ADSs
Basic	997,934,606	1,005,986,033	1,009,414,942	1,009,414,942
Diluted	1,062,727,888	1,071,261,046	1,009,414,942	1,009,414,942
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	2.82	1.09	(0.62)	(0.09)
Diluted	2.66	1.03	(0.62)	(0.09)
Weighted average number of ordinary shares
Basic	1,995,869,212	2,011,972,066	2,018,829,884	2,018,829,884
Diluted	2,125,455,776	2,142,522,091	2,018,829,884	2,018,829,884
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	1.41	0.54	(0.31)	(0.04)
Diluted	1.33	0.51	(0.31)	(0.04)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	65,901,123	51,107,522	7,179,031
Restricted cash	6,849	215,864	30,322
Time deposits and short-term investments	46,904,548	47,570,461	6,682,183
Trade receivable	135,112	100,867	14,169
Inventories	8,185,604	8,225,261	1,155,396
Prepayments and other current assets	5,176,546	5,526,261	776,269
Total current assets	126,309,782	112,746,236	15,837,370
Non-current assets:
Long-term investments	922,897	832,582	116,952
Property, plant and equipment, net	21,140,933	24,187,347	3,397,576
Operating lease right-of-use assets, net	8,323,963	9,268,455	1,301,932
Intangible assets, net	914,951	937,775	131,728
Goodwill	5,484	5,484	770
Deferred tax assets	2,542,180	3,220,893	452,436
Other non-current assets	2,188,888	1,916,923	269,269
Total non-current assets	36,039,296	40,369,459	5,670,663
Total assets	162,349,078	153,115,695	21,508,033
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	281,102	6,319,492	887,694
Trade and notes payable	53,596,194	37,765,707	5,304,917
Amounts due to related parties	11,492	16,569	2,327
Deferred revenue, current	1,396,489	1,580,997	222,081
Operating lease liabilities, current	1,438,092	1,626,141	228,423
Finance lease liabilities, current	95,205	-	-
Accruals and other current liabilities	12,397,322	15,229,914	2,139,332
Total current liabilities	69,215,896	62,538,820	8,784,774
Non-current liabilities:
Long-term borrowings	8,151,598	3,141,894	441,339
Deferred revenue, non-current	720,531	624,987	87,791
Operating lease liabilities, non-current	5,735,738	6,456,159	906,891
Finance lease liabilities, non-current	642,984	348,103	48,898
Deferred tax liabilities	864,999	675,345	94,865
Other non-current liabilities	5,696,950	6,132,776	861,466
Total non-current liabilities	21,812,800	17,379,264	2,441,250
Total liabilities	91,028,696	79,918,084	11,226,024
Total Li Auto Inc. shareholders’ equity	70,874,884	72,690,847	10,210,824
Noncontrolling interests	445,498	506,764	71,185
Total shareholders’ equity	71,320,382	73,197,611	10,282,009
Total liabilities and shareholders’ equity	162,349,078	153,115,695	21,508,033

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	11,024,642	(3,036,219)	(7,395,580)	(1,038,851)
Net cash (used in)/provided by investing activities	(14,212,597)	(226,724)	8,373,137	1,176,168
Net cash provided by/(used in) financing activities	238,305	(70,037)	597,470	83,926
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(245,692)	(108,393)	(48,607)	(6,828)
Net change in cash, cash equivalents and restricted cash	(3,195,342)	(3,441,373)	1,526,420	214,415
Cash, cash equivalents and restricted cash at beginning of period	80,788,796	53,238,339	49,796,966	6,994,938
Cash, cash equivalents and restricted cash at end of period	77,593,454	49,796,966	51,323,386	7,209,353

Net cash provided by/(used in) operating activities	11,024,642	(3,036,219)	(7,395,580)	(1,038,851)
Capital expenditures	(1,972,878)	(805,544)	(1,516,607)	(213,037)
Free cash flow (non-GAAP)	9,051,764	(3,841,763)	(8,912,187)	(1,251,888)

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
Cost of sales	(33,649,545)	(24,178,644)	(22,895,661)	(3,216,135)
Share-based compensation expenses	8,213	8,135	10,260	1,441
Non-GAAP cost of sales	(33,641,332)	(24,170,509)	(22,885,401)	(3,214,694)

Research and development expenses	(2,586,534)	(2,810,170)	(2,974,338)	(417,803)
Share-based compensation expenses	296,778	236,668	164,014	23,039
Non-GAAP research and development expenses	(2,289,756)	(2,573,502)	(2,810,324)	(394,764)

Selling, general and administrative expenses	(3,359,640)	(2,717,761)	(2,769,019)	(388,962)
Share-based compensation expenses	725,500	126,413	90,425	12,702
Non-GAAP selling, general and administrative expenses	(2,634,140)	(2,591,348)	(2,678,594)	(376,260)

Income/(Loss) from operations	3,432,673	827,018	(1,177,201)	(165,361)
Share-based compensation expenses	1,030,491	371,216	264,699	37,182
Non-GAAP income/(loss) from operations	4,463,164	1,198,234	(912,502)	(128,179)

Net income/(loss)	2,820,490	1,096,936	(624,396)	(87,709)
Share-based compensation expenses	1,030,491	371,216	264,699	37,182
Non-GAAP net income/(loss)[8]	3,850,981	1,468,152	(359,697)	(50,527)

Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	2,814,262	1,092,571	(624,976)	(87,790)
Share-based compensation expenses	1,030,491	371,216	264,699	37,182
Non-GAAP net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	3,844,753	1,463,787	(360,277)	(50,608)

Weighted average number of ADSs
Basic	997,934,606	1,005,986,033	1,009,414,942	1,009,414,942
Diluted	1,062,727,888	1,071,261,046	1,009,414,942	1,009,414,942
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	3.85	1.46	(0.36)	(0.05)
Diluted	3.63	1.37	(0.36)	(0.05)
Weighted average number of ordinary shares
Basic	1,995,869,212	2,011,972,066	2,018,829,884	2,018,829,884
Diluted	2,125,455,776	2,142,522,091	2,018,829,884	2,018,829,884
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders
Basic	1.93	0.73	(0.18)	(0.03)
Diluted	1.81	0.69	(0.18)	(0.03)

8 Non-GAAP items have no tax impact for all the periods presented.